Exhibit 99.1

Schedule A

The executive officers of the Reporting Person and the General Partner are below. Neither the Reporting Person nor the General Partner have any directors. All individuals listed below are citizens of the United States.

Name	Primary Occupation
Andrew R. Carlino	Partner
Sally F. Dornaus	Partner and Group Chief Financial Officer, Capital Markets
Michael A. Ewald	Partner
Carolyn C. Hastings	Partner
Jeffrey B. Hawkins	Deputy Managing Partner, Bain Capital Credit, LP
Viva A Hyatt	Partner
Jonathan S. Lavine	Chair of Bain Capital, LP
Jeffrey M. Robinson	Partner
Stephanie N. Walsh	Partner
Kathleen H. Rockey	Partner and Chief Administrative Officer, Capital Markets
Gregory J. Wipf	Partner
John J. Wright	Partner, Global Head of Credit